Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended
	March 31,		Year Ended December 31,
Exhibit	2014	2013	2013	2012	2011	2010	2009
(Dollars in thousands)
Fixed Charges and Preferred Dividends
Interest expense	$4,512	$3,569	$14,013	$19,761	$28,391	$32,373	$37,391
Capital debt expense Trust Preferred	328	230	518	1,774	2,160	2,335	2,552
Estimated interest in rent	187	108	515	435	426	395	318
Preferred dividends (E)	—	—	—	—	1,285	2,500	2,395

Combined fixed charges and preferred dividends (B)	5,027	3,907	15,046	21,970	32,262	37,603	42,656
Less: interest on deposits	3,384	2,485	9,744	14,989	22,968	24,302	27,442

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$1,643	$1,422	$5,302	$6,981	$9,294	$13,301	$15,214

Earnings
Pre-tax income from continuing operations	$42,886	$27,511	$104,473	$98,451	$84,342	$23,612	$38,936
Fixed charges and preferred dividends	5,027	3,907	15,046	21,970	32,262	37,603	42,656

Total earnings (A)	47,913	31,418	119,519	120,421	116,604	61,215	81,592
Less: interest on deposits	3,384	2,485	9,744	14,989	22,968	24,302	27,442

Total earnings excluding interest on deposits (C)	$44,529	$28,933	$109,775	$105,432	$93,636	$36,913	$54,150

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	9.53%	8.04%	7.94%	5.48%	3.76%	1.74%	2.03%
Ratio, excluding interest on deposits (C/(D-E))	27.11	20.35	20.70	15.10	11.69	3.42	4.22
Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	9.53%	8.04%	7.94%	5.48%	3.61%	1.63%	1.91%
Ratio, excluding interest on deposits (C/D)	27.11	20.35	20.70	15.10	10.07	2.78	3.56